Exhibit 4.1
CERTIFICATE OF DESIGNATION
OF
PREFERRED STOCK
OF
LIGHTING SCIENCE GROUP CORPORATION
To Be Designated
Series D Non-Convertible Preferred Stock

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

     The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board of Directors”) of Lighting Science Group Corporation, a Delaware corporation (the “Corporation”), at a meeting duly convened and held, at which a quorum was present and acting throughout:
     RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Corporation’s Certificate of Incorporation, the issuance of a series of preferred stock, par value $0.001 per share, of the Corporation which shall consist of 79,000,000 shares of preferred stock be, and the same hereby is, authorized, and each of the Chief Executive Officer and the Chief Financial Officer of the Corporation be, and he hereby is, authorized and directed to execute and file with the Secretary of State of the State of Delaware a Certificate of Designation of Preferred Stock of the Corporation setting forth a copy of this resolution fixing the designations, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Corporation’s preferred stock), as follows:
     1. Number of Shares; Designation. A total of 79,000,000 shares of preferred stock, par value $0.001 per share, of the Corporation are hereby designated as Series D Non-Convertible Preferred Stock (the “Series”). Initially, shares of the Series (the “Preferred Shares”) will be issued: (i) pursuant to the terms of the rights offering (the “Rights Offering”) contemplated by that certain Convertible Note Agreement (the “Pegasus Convertible Note”), dated as of August 27, 2009, by and between Pegasus IV and the Corporation; (ii) upon the conversion of the Pegasus Convertible Note; and (iii) upon the conversion of that certain Convertible Note Agreement (the “Philips Convertible Note”), dated as of August 27, 2009, by and between Koninklijke Philips N.V. and the Corporation. Simultaneously with any issuance of Preferred Shares to any Holder, the Corporation shall issue to such Holder a warrant (each, a “Warrant”) to purchase shares of Common Stock, par value $0.001 per share, of the Corporation (the “Common Stock”). Each Warrant shall entitle the Holder to purchase the same number of shares of Common Stock as Preferred Shares. The Corporation will only issue Warrants and Preferred Shares in whole Units.
     2. Rank. The Series shall, with respect to rights upon liquidation, dissolution or winding-up of the affairs of the Corporation, rank:
     (a) Senior and prior to the Common Stock and any additional class or series of stock which may in the future be issued by the Corporation and is designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional class or series of stock as ranking junior to the Preferred Shares or which do not state they are Parity Liquidation Shares (as defined below) or Senior Liquidation Shares (as defined below). Any shares of the Corporation’s Capital Stock which are junior to the Preferred Shares with respect to rights upon a Liquidation Event (as defined below) are hereinafter referred to as “Junior Liquidation Shares.”
     (b) Pari passu with any additional class or series of stock which may in the future be issued by the Corporation and is designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional class or series of stock as ranking equal to the Preferred Shares. Any shares of the Corporation’s Capital Stock which are equal to the Preferred Shares with respect to rights upon liquidation, dissolution or winding-up of the affairs of the Corporation are hereinafter referred to as “Parity Liquidation Shares.”
     (c) Junior to the 6% Convertible Preferred Stock of the Corporation, Series B Preferred Stock of the Corporation, and Series C Preferred Stock of the Corporation.
     (d) Junior to any additional class or series of stock which may in the future be issued by the Corporation and are designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional class or series of stock as ranking senior to the Preferred Shares. Any shares of the Corporation’s Capital Stock that rank senior to the Preferred Shares with respect to rights upon a Liquidation Event are hereinafter referred to as “Senior Liquidation Shares.”
     3. Dividends.
     (a) Dividends shall accrue on each Preferred Share at an annual rate of 25.0% (the “Dividend Rate”) multiplied by the Liquidation Value (as defined below) for each Preferred Share and no more (the “Annual Dividend”). Dividends on each Preferred Share shall accrue annually on the anniversary of the original issuance date of such Preferred Share (each, a “Dividend Payment Date”), commencing on the first Dividend Payment Date immediately following the applicable issue date of such Preferred Share. The Annual Dividend on each Preferred Share shall accrue to Liquidation Value, be cumulative, whether or not earned or declared, and whether or not sufficient funds are legally available in respect thereof, from the applicable issue date of such Preferred Share and shall compound annually on the next succeeding Dividend Payment Date.
     (b) Subject to Section 3(c) and the terms of the Warrants, of the Annual Dividend payable pursuant to Section 3(a), the portion of the Annual Dividend equal to 17% multiplied by the Liquidation Value (the “Exercise Price Accrual Rate”) shall not be payable in cash, stock or property, but shall accrue solely for purposes of funding the payment of the exercise price of all or a portion of the Warrant(s) held by such Holder (the “Exercise Price Accrual”). The remainder of the Annual Dividend in excess of the Exercise Price Accrual shall be payable solely by accrual to Liquidation Value (the “LV Accrual”, and the rate of such remainder, which initially shall be 8%, is referred to herein as the “LV Accrual Rate”). Notwithstanding this Section 3(b), if within one year of the date that this Certificate of Designation becomes effective, the Corporation issues shares of a new series of preferred stock with an annual dividend rate payable in cash, stock or property that is greater than the LV Accrual Rate, then the Dividend Rate of this Series shall be increased by such difference, and such increased Dividend Rate shall become effective on the date that such new shares are issued.
     (c) The Exercise Price Accrual shall not be payable in cash, stock or property but shall be credited to an account for the benefit the Holder and used solely to fund payment of the exercise price of all or a portion of a Warrant in accordance with the terms of the Warrant. Except for in the case of the surrender by a Holder of all or a portion of such Holder’s Preferred Shares pursuant to Section 5, the Exercise Price Accrual credited to the account of a Holder may not be applied by such Holder to fund payment of all or a portion of the exercise price of the Warrant(s) held by such Holder until: (i) the eighth anniversary of the date of original issuance (the “Redemption Date”) or (ii) the Deemed Redemption Date (as defined below). Any Exercise Price Accrual amounts applied by a Holder to fund payment of the exercise price of the Warrant(s) pursuant to this Section 3(c) and in accordance with the terms of the Warrants shall be surrendered by the Holder. Upon the Redemption Date or the Deemed Redemption Date, any Exercise Price Accrual in excess of the exercise price of the Warrant(s) held by such Holder shall be surrendered by the Holder.
     (d) For the avoidance of doubt, assuming no surrenders or adjustments whatsoever, the Liquidation Value, the Annual Dividend, Exercise Price Accrual and cumulative Exercise Price Accrual with respect to one Preferred Share shall be as follows:

Anniversary of the
Date of Original
Issuance
(Dividend Payment			Exercise Price	Cumulative Exercise
Date) (Year)	Liquidation Value	Annual Dividend	Accrual	Price Accrual
0	$1.0060	$—	$—	$—
1	$1.2575	$0.2515	$0.1710	$0.1710
2	$1.5719	$0.3144	$0.2138	$0.3848
3	$1.9648	$0.3930	$0.2672	$0.6520
4	$2.4561	$0.4912	$0.3340	$0.9860
5	$3.0701	$0.6140	$0.4175	$1.4036
6	$3.8376	$0.7675	$0.5219	$1.9255
7	$4.7970	$0.9594	$0.6524	$2.5779
8	$6.00	$1.1992	$0.8155	$3.3934
     4. Liquidation.
     (a) The liquidation value per Preferred Share shall be an amount equal to (i) $1.006 per share (the “Purchase Price”), subject to adjustment in the event of a stock split or similar event applicable to the Series, plus (ii) the Annual Dividend on such Preferred Share from the date of original issuance through the applicable measurement date (the sum of the foregoing clauses (i) and (ii) being hereinafter referred to as the “Liquidation Value”). The Liquidation Value per Preferred Share, in case of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation or a Change of Control (each, a “Liquidation Event”, and the date of such Liquidation Event being referred to herein as the “Deemed Redemption Date”), shall be an amount equal to the Liquidation Value as of the Redemption Date, as if such Holder held the Preferred Share until the Redemption Date; provided, however, the unearned portion of the Annual Dividend that accelerates as a result of this Section 4(a) shall not be payable in cash, stock or property but shall accrue solely for purposes of funding the payment of the exercise price of all or a portion of the Warrant(s) held by such Holder and be deemed the Exercise Price Accrual for all purposes thereafter.
     (b) Upon the occurrence of any Liquidation Event, the Holders (i) shall not be entitled to receive the Liquidation Value of the Preferred Shares held by them until the liquidation value of all Senior Liquidation Shares shall have been paid in full, and (ii) shall be entitled to receive an amount in cash equal to the Liquidation Value, less the Exercise Price Accrual (which amount shall remain credited to the account of the Holders in accordance with Section 4(c)), of such shares held by them in preference to and in priority over any distributions upon the Junior Liquidation Shares. Upon payment in full of the Liquidation Value to which the Holders are entitled, the Holders will not be entitled to any further participation in any distribution of assets by the Corporation and the Preferred Shares held by such Holders shall be deemed redeemed. If the assets of the Corporation are not sufficient to pay in full the Liquidation Value payable to the Holders and the liquidation value payable to the holders of any Parity Liquidation Shares, the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts that would be payable on the distribution if the amounts to which the Holders and the holders of Parity Liquidation Shares are entitled were paid in full.
     (c) In the event of any Liquidation Event, the cumulative amount of the Exercise Price Accrual (including the accelerated portion thereof pursuant to Section 4(a)) for each Preferred Share shall remain credited to the account of the Holder until used to fund the payment of the exercise price of all or a portion of the Holder’s Warrant(s) or until the date that such Holder’s Warrants are no longer exercisable in accordance with the terms of the Warrants.
     (d) The Corporation shall, no later than the Deemed Redemption Date, deliver written notice of such Liquidation Event to each Holder stating (1) the Redemption Price (defined below) and (2) the date or dates when and the place or places where the amounts distributable in such circumstances shall be payable. Any payment required by this Section 4 shall be made not less than 30 days after the date of the Liquidation Event.
     5. Surrender; Conversion. Except as provided in this Section 5, Holders of the Preferred Shares shall have no right to exchange or convert such shares into any other securities. In accordance with the terms of the Warrants, a Holder may elect to fund payment of all or a portion of the exercise price of such Holder’s Warrant(s) being exercised by such Holder by the surrender of all or a portion of such Holder’s Preferred Share(s) having a Liquidation Value equal to that portion of the exercise price that such Holder elects to satisfy by the surrender of Preferred Share(s).
     6. Voting Rights. Unless otherwise provided by law, the Certificate of Incorporation or Section 7, below, the Holders shall not have the right to vote for the election of directors or on any other matters presented to the Corporation’s stockholders for action by their written consent or at any annual or special meeting of stockholders. On any matter on which the Holders are entitled by law or under the Certificate of Incorporation to vote separately as a class, each such Holder shall be entitled to one vote for each share held, and such matter shall be determined by a majority of the Preferred Shares voting on such matter.
     7. Restrictions and Limitations.
     So long as any Preferred Shares remain outstanding, the Corporation shall not, without the vote or written consent by the Holders of at least a majority of the outstanding Preferred Shares, voting together as a single class:
(i)	alter, modify or amend (whether by merger or otherwise) the terms of the Series in any way;

(ii)	create (whether by merger or otherwise) any new series or class of Senior Liquidation Shares or Parity Liquidation Shares;

(iii)	increase (whether by merger or otherwise) the authorized number of shares of the Series;

(iv)	issue (whether by merger or otherwise) any Senior Liquidation Shares or Parity Liquidation Shares;

(v)	issue (whether by merger or otherwise) any shares of the Series except pursuant to the terms of the Rights Offering, the Pegasus Convertible Note or the Philips Convertible Note; or

(vi)	enter into any definitive agreement or commitment with respect to any of the foregoing.
     In the event that the Holders of at least a majority of the outstanding Preferred Shares agree to allow the Corporation to alter or change the rights, preferences or privileges of the Series pursuant to applicable law, no such change shall be effective to the extent that, by its terms, such change applies to less than all of the Preferred Shares then outstanding.
     8. Mandatory Redemption.
     (a) Upon the Redemption Date, the Corporation shall, subject to having funds legally available therefor, redeem all, but not less than all, outstanding Preferred Shares at the Liquidation Value; (the “Redemption Price”); provided, however, that the Exercise Price Accrual shall not be payable in cash but shall remain credited to the account of the Holder in accordance with Section 8(d).
     (b) The Corporation shall, no later than 30 days prior to the Redemption Date, deliver written notice to each Holder stating (1) the Redemption Price, (2) the place or places at which certificates representing the Preferred Shares are to be surrendered for payment of the Redemption Price and (3) any other information that may be required by applicable law. Each Holder shall have 30 days from receipt of such written notice to surrender the Holder’s certificates representing the Preferred Shares.
     (c) If on the Redemption Date, the assets of the Corporation legally available to redeem the Preferred Shares shall be insufficient to redeem all outstanding Preferred Shares to be redeemed at the Redemption Price, then (A) the Corporation shall redeem that number of Preferred Shares that may be redeemed with the assets of the Corporation legally available therefor pro rata among the redeeming Holders and (B) any unredeemed Preferred Shares shall be carried forward and shall be redeemed at such time as funds are legally available therefor. All Preferred Shares that are subject to redemption under this Section 8 that have not been redeemed due to the insufficiency of legally available funds therefor shall continue to be outstanding and entitled to all dividends, if any (which shall be payable at the applicable Dividend Rate), liquidation, voting and other rights, preferences and privileges of the Preferred Shares, until such shares are redeemed. For the avoidance of doubt, in such case, the entire Annual Dividend shall be payable as the LV Accrual, and no portion thereof shall be allocated to the Exercise Price Accrual.
     (d) If any Preferred Shares are redeemed pursuant to this Section 8, the cumulative amount of the Exercise Price Accrual for each Preferred Share shall remain credited to the account of the Holder until the date that such Holder’s Warrants are no longer exercisable in accordance with the terms of the Warrants.
     (e) All Preferred Shares that are redeemed by the Corporation and subsequently canceled by the Board of Directors pursuant to this Section 8, shall be retired and shall not be subject to reissuance.
     9. Transfer. Preferred Shares may only be offered, sold, transferred or assigned in compliance with the Securities Act of 1933, as amended, and applicable state securities laws. Further, Preferred Shares may only be offered, sold, transferred or assigned in conjunction with the sale, transfer or assignment of whole Units only; provided, however, that any such sale, transfer of assignment must consist of at least 25,000 Units. Any attempted transfer of Preferred Shares in violation of this Section 9 shall be null and void ab initio.
     10. Certain Definitions. As used in this Certificate, the following terms shall have the following respective meanings:
     “Affiliate” of, or a person “Affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.
     “Capital Stock” of any person or entity means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common stock or preferred stock of such person or entity, including, without limitation, partnership and membership interests.
     “Change of Control” means (a) the sale, conveyance or disposition of all or substantially all of the assets of the Corporation (other than pursuant to a joint venture arrangement or other transaction in which the Corporation, directly or indirectly, receives at least fifty percent (50%) of the voting equity in another entity or a general partnership); (b) the effectuation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of (other than (i) as a direct result of normal, uncoordinated trading activities in the Common Stock generally or (ii) solely as a result of the disposition by a stockholder of the Corporation to an Affiliate of such stockholder); (c) the consolidation, merger or other business combination of the Corporation with or into any other entity, immediately following which the prior stockholders of the Corporation fail to own, directly or indirectly, at least fifty percent (50%) of the voting equity of the surviving entity; (d) a transaction or series of transactions in which any person or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires more than fifty percent (50%) of the voting equity of the Corporation (other than the acquisition by a person or “group” that is an Affiliate of or Affiliated with a person or “group” that immediately prior to such acquisition, beneficially owned fifty percent (50%) or more of the voting equity of the Corporation); (e) the replacement of a majority of the Board of Directors with individuals who were not nominated or elected by at least a majority of the directors at the time of such replacement; or (f) a transaction or series of transactions that constitutes or results in a “going private transaction” (as defined in Section 13(e) of the Exchange Act and the regulations of the Commission issued thereunder).
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Holder” means any holder of Preferred Shares, all of such holders being the “Holders.”

     “Unit” means one Preferred Share and that portion of a Warrant representing the right to purchase one share of Common Stock.
[signature page follows]

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned Chief Executive Officer as of September 2, 2009.

By:	/s/ Zachary S. Gibler
	Name:	Zachary S. Gibler
	Title:	Chief Executive Officer

Signature Page to Certificate of Designation of Series D Preferred Stock